May 26, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (609) 951-0362

Kathleen Francis, Esq.
Corporate Counsel
Interpool, Inc.
211 College Road East
Princeton, New Jersey 08540

      Re: 	Interpool, Inc.
Amendment No. 1 to Schedule 14A
Filed April 27, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2004
Form 10-K for Fiscal Year Ended December 31, 2003
      File No. 001-11862

Dear Ms. Francis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2004
General

1. Please update your Schedule 14A to include the financial statements for the period ended March 31, 2005.
Form 10-K for the Year Ended December 31, 2003
Item 9A. Controls and Procedures

2. We note your response to comment 25 in our letter dated
February
24, 2005.  However, we request that you revise your disclosure in
Item 9(a) of Form 10-K for the year ended December 31, 2003 and
Item
4 of Forms 10-Q for the periods ended March 31, 2004, June 30,
2004,
and September 30, 2004 to address our previous comment.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      You may contact Dale Welcome, Staff Accountant, at (202)
551-
3865 or Nathan Cheney, Assistant Chief Accountant, at (202) 551-
3714
if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at
(202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Jeffrey S. Lowenthal, Esq. (via facsimile 212/806-2509)
      Stroock & Stroock & Lavan LLP
      180 Maiden Lane
      New York, New York 10038-4982
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Kathleen Francis
Interpool, Inc.
May 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

           DIVISION OF
CORPORATION FINANCE